UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No.1)*

                         AvTel Communications, Inc.
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                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)

                                054529 20 1
                            --------------------
                               (CUSIP Number)

                               Gary Friedman
                       United Group Association, Inc.
                        4001 McEwen Drive, Suite 200
                            Dallas, Texas 75244
                               (972) 393-8703
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                June 1, 1998
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 2 of 7


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gladys Jensen
                    ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                  (b) [x]

3          SEC USE ONLY


4          SOURCE OF FUNDS

                    00 --731,847 shares of Common Stock of Issuer acquired by Gladys Jensen from her husband, Ronald J. Jensen as described in Item 3.

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                      [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

                         7         SOLE VOTING POWER

       NUMBER OF                   731,847
         SHARES
      BENEFICIALLY       8         SHARED VOTING POWER
        OWNED BY
          EACH                     0
       REPORTING
         PERSON          9         SOLE DISPOSITIVE POWER
          WITH
------------------------            731,847

                         10        SHARED DISPOSITIVE POWER

                                       0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    731,847
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.4%
14         TYPE OF REPORTING PERSON

                    IN

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 3 of 7


ITEM 1.           Security and Issuer

         Security:         Common Stock, $.01 par value per share (the "Common
                           Stock") of AvTel Communications, Inc. (the "Issuer")

         Issuer:           AvTel Communications, Inc.
                           130 Cremona Drive
                           Suite C
                           Santa Barbara, CA 93117


ITEM 2.           Identity and Background

         Gladys Jensen

         a.       Gladys Jensen.

         b.       Ms. Gladys Jensen's business address for purposes of this
                  Schedule 13D is c/o United Group Association, Inc., 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

         c. The principal occupation of Ms. Gladys Jensen is as a homemaker.

         d. During the last five years, Ms. Gladys Jensen has not been convicted in any criminal proceeding.

         e. During the last five years, Ms. Gladys Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Gladys Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Ms. Gladys Jensen is a citizen of the United States.


ITEM 3.           Source and Amount of Funds or Other Consideration

         Gladys Jensen

         On June 1, 1998, Gladys Jensen acquired 731,847 shares of Common Stock of the Issuer from United Group Association, Inc. in the manner detailed below in Item 4 of this Schedule 13D.

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 4 of 7

ITEM 4.           Purpose of Transaction

         Ms. Gladys Jensen's husband, Ronald L. Jensen, is the President and Director of United Group Association, Inc. and owns all of its outstanding common stock. Prior to June 1, 1998, United Group Association, Inc. owned 1,463,693 shares of the Common Stock of the Issuer. On June 1, 1998, United Group Association, Inc. made a distribution of all its shares of Common Stock of the Issuer to Ronald
         L. Jensen. Ronald L. Jensen decided to give 731,847 shares of Common Stock of the Issuer to his wife, Gladys Jensen. Pursuant to that decision, United Group Association, Inc. distributed 731,846 shares of Common Stock of the Issuer to Ronald L. Jensen while
         Gladys Jensen received 731,847 shares of Common Stock of the Issuer.

         Other than as described above, or as is otherwise contemplated by the Stock Exchange Agreement, no reporting person covered by this
         Schedule 13D has any plans or proposals that would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      any action similar to any of those enumerated above.

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 5 of 7


ITEM 5.           Interest in Securities of Issuer

Gladys Jensen

a. Ms. Gladys Jensen beneficially owns 731,847 shares of Common Stock of the Issuer. The 731,847 shares of Common Stock of the Issuer beneficially owned by Ms. Gladys Jensen constitutes 6.4% of the outstanding Common Stock of the Issuer.

b. Ms. Gladys Jensen has the sole power to vote or to direct the vote of the 731,847 shares of Common Stock of the Issuer held directly by Ms. Gladys Jensen.

c. Other than the transactions described in Item 4 of this Schedule 13D, no transactions in the Common Stock of the Issuer were effected in the past 60 days by Ms. Gladys Jensen.

d. Other than as described above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Ms. Gladys Jensen.

e.       Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         (a)      Stock Exchange Agreement

                  On December 1, 1997, the Issuer acquired all of the outstanding shares of Matrix Telecom, Inc. ("Matrix Common Stock") pursuant to the Stock Exchange Agreement dated April 29, 1997, as amended on August 15, 1997 (the "Stock Exchange Agreement"). As a result of this transaction, each of the former stockholders of Matrix Telecom, Inc. ("Matrix") were issued 2.482 shares of Common Stock of the Issuer for each Share of Matrix Common Stock held by such stockholder. A copy of the Stock Exchange Agreement is attached to this Schedule 13D.

         (b)      Registration Rights Agreement

                  The Issuer has entered into a Registration Rights and Lock-up Agreement, dated December 1, 1997 (the "Registration Rights Agreement"), with Matrix Telecom, Inc. on behalf of the former stockholders of Matrix. The following discussion provides only a summary of certain provisions of the Registration Rights Agreement. A copy of the Registration Right Agreement is attached to this
                  Schedule 13D and incorporated herein by reference.

                  The Registration Rights Agreement requires that the Issuer use its best efforts (i) to become listed on the Smallcap Market or National Market of the NASDAQ Stock Market, Inc., (ii) to file a shelf Registration Statement providing for the sale by the former stockholders of Matrix of all securities issued to them pursuant to the Stock Exchange Agreement and (iii) to cause such Registration Statement to become effective as soon as practical thereafter. The Registration Rights Agreement also grants the former Matrix stockholders the right on two separate occasions to demand that the Issuer file a Registration Statement on their behalf covering the resale of their Common Stock of the Issuer if the Issuer is unable to qualify for listing on the Smallcap Market or National Market or is otherwise unable to qualify for use of a Shelf Registration Statement within six months of December 1, 1997.

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 6 of 7


         (c) Ms. Gladys Jensen has assumed the obligations of the Registration Rights Agreement. As such, Ms. Gladys Jensen has agreed for a period of two years from December 1, 1997 not to offer, pledge, sell, or otherwise dispose of any of the shares of Common Stock of the Issuer issued to such persons pursuant to the Stock Exchange Agreement.

         (d) Other than the contracts described herein, Ms. Gladys Jensen has not entered into any contracts, arrangements, understandings or relationships with any person pertaining to Common Stock of the Issuer.

ITEM 7.    Material to be Filed as Exhibits

  99.A -- Registration Rights and Lock-Up Agreement, dated as of December 1, 1997 by and between the Issuer and Matrix Telecom, Inc.

  99.B -- Stock Exchange Agreement, dated April 29, 1997, between the Issuer and Matrix Telecom, Inc.

  99.C -- Amendment to the Stock Exchange Agreement, dated August 25, 1997 between the Issuer and Matrix Telecom, Inc.



                     DISCLAIMER PURSUANT TO RULE 13d-4

         Because, pursuant to the Registration Rights Agreement, Ms. Gladys Jensen has assumed certain restrictions on transfer of the shares issued to all persons who are a party to the Stock Exchange Agreement, Ms. Gladys Jensen may be deemed to be a member of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"). Nothing in this statement shall be construed as an admission that Ms. Gladys Jensen is, for purposes of Section 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any securities of the Issuer covered by this Schedule 13D, except for those securities identified as being beneficially owned by such reporting person herein.

                            Amended Schedule 13D

 CUSIP NO. 054529 20 1                                       Page 7 of 7

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify as of this 8th day of July, 1998 that the information set forth in this statement is true, complete and correct.


                                                    /s/ Gladys Jensen
                                                  ----------------------------
                                                          Gladys Jensen

                               EXHIBIT INDEX

Exhibit
Number            Description
-------           ------------

  99.A -- Registration Rights and Lock-Up Agreement, dated as of December 1, 1997 by and between the Issuer and Matrix Telecom, Inc.

  99.B -- Stock Exchange Agreement, dated April 29, 1997, between the Issuer and Matrix Telecom, Inc.

  99.C -- Amendment to the Stock Exchange Agreement, dated August 25, 1997 between the Issuer and Matrix Telecom, Inc.